                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              --------------------

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                               THE SHAW GROUP INC.
             (Exact name of registrant as specified in its charter)


              LOUISIANA                                72-1106167
(State of Incorporation or organization) (I.R.S. Employer Identification Number)


     8545 UNITED PLAZA BOULEVARD
        BATON ROUGE, LOUISIANA                            70809
(Address of principal executive offices)                (Zip code)


Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                      Name of each exchange on which
       to be so registered                      each class is to be registered
       -------------------                      -------------------------------
RIGHTS TO PURCHASE SERIES A JUNIOR                   NEW YORK STOCK EXCHANGE
  PARTICIPATING PREFERRED STOCK,
      NO PAR VALUE PER SHARE


Securities to be registered pursuant to Section 12(g) of the act:  None

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On July 9, 2001, the Board of Directors of our Company, The Shaw Group Inc., a Louisiana corporation, declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, no par value per share. The dividend is payable on July 31, 2001 to the stockholders of record on July 31, 2001.

         These Rights, which are governed by a Rights Agreement dated July 9, 2001 between our Company and First Union National Bank, as Rights Agent, protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights work by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of our Board. The Rights should not interfere with any merger or other business combination approved by our Board.

         For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit hereto. A copy of the agreement is available free of charge from our Company.

The Rights. Our Board authorized the issuance of a Right with respect to each outstanding share of common stock on July 31, 2001. The Rights will initially trade with, and will be inseparable from, the shares of common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after July 31, 2001 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Preferred Share") for $170, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability.  The Rights will not be exercisable until

     o 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

     o 10 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

         We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

         Our Board may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock.

Consequences of a Person or Group Becoming an Acquiring Person.

     o Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $170, purchase shares of our common stock with a market value of $340, based on the market price of the common stock prior to such acquisition.

     o Flip Over. If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $170, purchase shares of the acquiring corporation with a market value of $340 based on the market price of the acquiring corporation's stock, prior to such merger.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

     o    will not be redeemable.

     o will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

     o will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

     o    will have the same voting power as one share of common stock.

     o if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration.  The Rights will expire on July 9, 2011.

Redemption. Our Board may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. However, our Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

         The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, form of Certificate of Designation of Shares of Junior Participating Preferred Stock, form of Right Certificate, form of the Summary of Rights and the specimen of the legend to be placed on new Common Share certificates, filed as exhibits hereto and incorporated by reference herein.

ITEM 2.  EXHIBITS.

         1. Rights Agreement, dated as of July 9, 2001, between the Company and First Union National Bank, as Rights Agent, specifying the terms of the Rights, which includes the form of Articles of Amendment to the Restatement of the Articles of Incorporation of The Shaw Group Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C.

         2. Form of Articles of Amendment to Restated Articles of Incorporation of The Shaw Group Inc. (included as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto) setting forth the terms of the Series A Junior Participating Preferred Stock, no par value per share.

         3. Form of Right Certificate (included as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto). Pursuant to the Rights Agreement, printed Right Certificates will not be delivered until as soon as practicable after the Distribution Date.

         4. Form of Summary of Rights to Purchase Preferred Shares (included as Exhibit C to the Rights Agreement filed as Exhibit 1 hereto) which, together with certificates representing the outstanding Common Shares of the Company, shall represent the Rights prior to the Distribution Date.

         5. Specimen of legend to be placed, pursuant to Section 3(c) of the Rights Agreement, on all new Common Share certificates issued by the Company after July 31, 2001 and prior to the Distribution Date upon transfer, exchange or new issuance.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                         THE SHAW GROUP INC.



Date:  July 30, 2001                     By:  /s/ GARY P. GRAPHIA
                                             ----------------------------------
                                                  Gary P. Graphia
                                                  General Counsel and Secretary

                                  EXHIBIT INDEX

      Exhibit
       Number                          Description
       ------                          -----------
         1.       Rights Agreement, dated as of July 9, 2001, between the
                  Company and First Union National Bank, as Rights Agent,
                  specifying the terms of the Rights, which includes the form of
                  Articles of Amendment to the Restatement of the Articles of
                  Incorporation of The Shaw Group Inc. as Exhibit A, the form of
                  Right Certificate as Exhibit B and the form of the Summary of
                  Rights to Purchase Preferred Shares as Exhibit C.

         2. Form of Articles of Amendment to the Restatement of the Articles of Incorporation of The Shaw Group Inc. (included as
                  Exhibit A to the Rights Agreement filed as Exhibit 1 hereto) setting forth the terms of the Series A Junior Participating
                  Preferred Stock, no par value per share.

         3.       Form of Right Certificate (included as Exhibit B to the Rights
                  Agreement filed as Exhibit 1 hereto). Pursuant to the Rights
                  Agreement, printed Right Certificates will not be delivered until as soon as practicable after the Distribution Date.

         4.       Form of Summary of Rights to Purchase Preferred Shares
                  (included as Exhibit C to the Rights Agreement filed as Exhibit 1 hereto) which, together with certificates representing the outstanding Common Shares of the Company, shall represent the Rights prior to the Distribution Date.

         5. Specimen of legend to be placed, pursuant to Section 3(c) of the Rights Agreement, on all new Common Share certificates issued by the Company after July 31, 2001 and prior to the Distribution Date upon transfer, exchange or new issuance.